# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 8-K

**CURRENT REPORT**
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

**April 6, 2009**
**Date of Report**
**(Date of Earliest Event Reported)**



# SONOSITE, INC.

**(Exact Name of Registrant as Specified in Charter)**

| **Washington** | **0-23791** | **91-1405022** |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File No.) | (IRS Employer Identification No.) |

**21919 30th Drive S.E., Bothell, Washington 98021-3904**
**(Address of Principal Executive Offices)  (Zip Code)**

**(425) 951-1200**
**(Registrant's Telephone Number, Including Area Code)**

**None**
**(Former Name or Former Address, if Changed Since Last Report)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ] Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e4(c))

---

**Item 2.02**       **Results of Operations and Financial Condition.**

On April 6, 2009, SonoSite issued a press release announcing its preliminary financial results for the first quarter ended March 31, 2009. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated into this current report by reference.

**Item 9.01**       **Financial Statements and Exhibits.**

(c)    Exhibits

99.1       SonoSite, Inc. press release issued April 6, 2009, announcing its preliminary financial results for the first quarter ended March 31, 2009.

---

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, SonoSite, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOSITE, INC.

Dated:   April 6, 2009

By:   /s/  MICHAEL J. SCHUH

Michael J. Schuh
Chief Financial Officer

## EXHIBIT INDEX

| Exhibit Number | Description |
| --- | --- |
| 99.1 | SonoSite, Inc. press release issued April 6, 2009, announcing its preliminary financial results for the first quarter ended March 31, 2009. |

**Exhibit 99.1**



www.sonosite.com

# NEWS RELEASE

SonoSite, Inc., 21919 30th Drive SE, Bothell, WA 98021-3904 USA • Telephone: 1.425.951.1200 • Facsimile: 1.425.951.1201

Contact: Anne Bugge
(425) 951-1378

## SONOSITE PREVIEWS PRELIMINARY
## FIRST QUARTER REVENUE RESULTS

**BOTHELL, WA**– **April 6, 2009**– **SonoSite, Inc. (Nasdaq:SONO)**, the world leader and specialist in hand-carried and point-of-care ultrasound, today provided preliminary revenue results for the first quarter ended March 31, 2009.

The company said worldwide revenue decreased by 1% - 2% in Q1 2009 compared to Q1 2008. On a constant currency basis, worldwide revenues grew 6% - 7% in the quarter, indicating a currency headwind of approximately 8%.

US revenues grew approximately 4% year over year. Continued slowing of US hospital capital spending drove a mid-teen percentage decline in SonoSite's US hospital revenues. This was offset by excellent growth in the company's US enterprise channel. International revenues decreased approximately 6% in the quarter, driven by the impact of a weaker dollar. On a constant currency basis the International sector was up approximately 8% in Q1 2009 on a year over year basis.

These revenue estimates are preliminary. The company will report full financial results for the first quarter on April 27, 2009 after the close of market.

*About SonoSite*

SonoSite, Inc. (www.sonosite.com) is the innovator and world leader in hand-carried ultrasound. Headquartered near Seattle, the company is represented by ten subsidiaries and a global distribution network in over 100 countries. SonoSite's small, lightweight systems are expanding the use of ultrasound across the clinical spectrum by cost-effectively bringing high performance ultrasound to the point of patient care. The company employs approximately 650 people worldwide.

### Forward-looking Information and the Private Litigation Reform Act of 1995

Certain statements in this press release relating to the market acceptance of our products, possible future sales relating to expected orders, and our future financial position and operating results are "forward-looking statements" for the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the opinions and estimates of our management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those expected or implied by the forward-looking statements. These statements are not guaranties of future performance and are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions. Factors that could affect the rate and extent of market acceptance of our products, the receipt of expected orders, and our financial performance include our ability to successfully manufacture, market and sell our ultrasound systems, our ability to accurately forecast customer demand for our products, our customers' ability to finance the purchase of our systems, including the effect of reduced spending by hospitals, our ability to manufacture and ship our systems in a timely manner to meet customer demand, variability in quarterly results caused by the timing of large project orders from governmental or international entities and the seasonality of hospital purchasing patterns, timely receipts of regulatory approvals to market and sell our products, regulatory and reimbursement changes in various national health care markets, constraints in government and public health spending, the ability of our distribution partners and other sales channels to market and sell our products and any changes to such channels, the impact of patent litigation, our ability to execute our acquisition strategy, the effect of transactions and activities associated with our issuance of senior convertible debt in July 2007, including a repurchase of a portion of the debt, on the market price of our common stock, and as well as other factors contained in the Item 1A. "Risk Factors" section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. We caution readers not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. We undertake no obligation to publicly revise any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.